UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              DATAWATCH CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   23791710-9
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                                 (CUSIP Number)

                                Simon Marom, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 12, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 23791710-9
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         WC CAPITAL, LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                   (b) / /

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                        OO (Member Capital Contribution)
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
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                                 7          SOLE VOTING POWER
          NUMBER OF                         None
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          1,552,420
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            None

                                 10 SHARED DISPOSITIVE POWER
                                            1,552,420

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,552,420

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.7%
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14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)

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                                  Page 2 of 8

                                  SCHEDULE 13D


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CUSIP No. 23791710-9


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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         JAMES WOOD
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                  (b) / /

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                                       PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
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                                 7          SOLE VOTING POWER
          NUMBER OF                         464,970
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          1,552,420*
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            464,970

                                 10 SHARED DISPOSITIVE POWER
                                            1,552,420*

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,017,390

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      17.9%

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14       TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

----------

*    By virtue of being a managing principal of WC Capital, LLC.

                                  SCHEDULE 13D


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CUSIP No. 23791710-9


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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         CHRISTOPHER COX
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         None
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          1,522,420*
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            None

                                 10 SHARED DISPOSITIVE POWER
                                            1,522,420*

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,522,420

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.7%

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14       TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

----------

*    By virtue of being a managing principal of WC Capital, LLC.

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Datawatch Corporation, a Delaware corporation ("Datawatch"). The principal executive offices of Datawatch are located at 175 Cabot Street, Suite 503, Lowell, Massachusetts 01851.

Item 2.  Identity and Background.

     This Statement is being filed jointly on behalf of WC Capital, LLC, a Delaware limited liability company ("WC Capital"), James Wood, a managing principal of WC Capital ("Mr. Wood"), and Mr. Christopher Cox, a managing principal of WC Capital ("Mr. Cox" and, collectively with WC Capital and Mr. Wood, the "Reporting Group").

     (a)-(c) This Statement is being filed by (1) WC Capital, with respect to the shares of Common Stock beneficially owned by WC Capital, (2) Mr. Wood, an individual, with respect to shares of Common Stock beneficially owned by James Wood and (3) Mr. Cox, an individual, with respect to shares of Common Stock beneficially owned by Christopher Cox.

     Mr. Wood and Mr. Cox are each a managing principal of WC Capital. No other persons control WC Capital.

The business address of WC Capital and Mr. Wood is 116 East Saddle River Road, Saddle River, New Jersey 07458. Mr. Wood's principal occupation is as Chairman of the Board of The Great Atlantic & Pacific Tea Company, Inc.

     The business address of Mr. Cox is 80 Pine Street, New York, New York 10005. The principal occupation of Mr. Cox is as an attorney with Cahill Gordon & Reindel.

     (d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Wood is a citizen of the United Kingdom. Mr. Cox is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The amount of funds expended to date by Mr. Wood to acquire the 464,970 shares of Common Stock held in his name is $853,678. All of such funds were provided from Mr. Wood's personal funds.

     The amount of funds expended to date by WC Capital to acquire the 1,552,420 shares of Common Stock held in its name is $962,500.40. All of such funds were provided from WC Capital's available funds.

Item 4.  Purpose of the Transaction.

     Investment Agreement.

     On January 12, 2001, WC Capital, Carnegie Hill Associates, LLC, a Delaware limited liability company ("Carnegie"), and Datawatch entered into that certain Investment Agreement (the "Investment Agreement") providing for, among other things, the purchase by WC Capital of an aggregate of 1,552,420 shares Common Stock. The aggregate purchases price paid by WC Capital for the Common Stock pursuant to the Investment Agreement was $962,500.40 in cash.

     The Investment Agreement provides WC Capital with certain demand, piggyback and Form S-3 registration rights and certain preemptive rights. In addition, pursuant to the Investment Agreement, so long as WC Capital continues to beneficially own at least 50% of the Originally Issued Shares (as defined in the Investment Agreement), WC Capital will have the right to include, as nominees for the Datawatch Board of Directors, two directors. For so long as WC Capital has such right, (i) at least one director nominated by WC Capital will be entitled to serve as a member of each committee of the Datawatch Board of Directors, (ii) WC Capital will have the right to designate one such director to serve as Chairman of the Board of Datawatch and (iii) any such director then serving as Chairman of the Board of Datawatch shall be entitled to serve, in such capacity, as an executive officer of Datawatch with such duties as are related to strategic planning for Datawatch. Pursuant to such rights, WC Capital designated Mr. Wood and Richard de J. Osborne as directors, with Mr. Osborne to serve as Chairman of the Board of Datawatch. Concurrently with the consummation of the stock purchase contemplated by the Investment Agreement, Messrs. Wood and Osborne were elected as directors of Datawatch, with Mr. Osborne serving as Chairman of the Board. Mr. Osborne is the managing principal of Carnegie, which purchased 322,580 shares of Common Stock pursuant to the Investment Agreement for an aggregate purchase price of $199,999.60.

     The Investment Agreement is set forth in Exhibit 1 to this Statement and is incorporated herein in its entirety by reference in response to this Item. The foregoing description of the terms and provisions of the Investment Agreement is a summary only, and is qualified in its entirety by reference to such document.

     The Members of the Reporting Group acquired the shares of Common Stock for investment purposes. Each member of the Reporting Group may, form time to time, subject to developments with respect to Datawatch and market conditions, consider and determine to effect the purchase or sale of shares of Common Stock or other securities of Datawatch.

     Except as set forth herein, no member of the Reporting Group has any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities in Datawatch

     (a)-(c) At the close of business on January 12, 2001 and after giving affect to the consummation of the stock purchase contemplated by the Investment Agreement, WC Capital beneficially owned (and has shared power to vote and shared power to dispose or direct disposition) an aggregate of 1,552,420 shares of Common Stock, representing approximately 13.7% of the outstanding Common Stock. Mr. Wood is deemed to be the beneficial owner of the Common Stock held by WC Capital over which he has shared power to vote and shared power to dispose or direct disposition and is the beneficial owner of 464,970 shares of Common Stock over which he has sole power to vote and sole power to dispose or direct the disposition. Mr. Cox is deemed to be the beneficial owner of the Common Stock held by WC Capital over which he has shared power to vote and shared power to dispose or direct the disposition. The ownership of each of the Reporting Group is set forth in the following table:

Stockholder                  Shares of Common Stock                Percent
-----------                  ----------------------                -------

WC Capital, LLC                       1,552,420                      13.7
Mr. James Wood                        2,017,390                      17.9
Mr. Christopher Cox                   1,552,420                      13.7

     The foregoing percentages are based on 11,301,274 shares of Common Stock of Datawatch outstanding on January 12, 2001 immediately following the purchase of Common Stock pursuant to the Investment Agreement.

     Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by any Reporting Person.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Datawatch.

     Except as set forth in this Statement, to the best knowledge of the Reporting Group there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Datawatch, including but not limited to, transfer or voting of any of the securities of Datawatch, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Datawatch.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1. Investment Agreement, dated as of January 12, 2001, and incorporated by reference herein.

     Exhibit 2. Joint Filing Agreement among the Reporting Group dated January 22, 2001.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to WC Capital, LLC is true, complete and correct.

Dated:  January 22, 2001


                              WC CAPITAL, LLC


                              By:     /s/James Wood
                                      ------------------------------------------
                                      Name:  James Wood
                                      Title:  Managing Member


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to James Wood is true, complete and correct.

Dated:  January 22, 2001


                             JAMES WOOD


                             /s/James Wood
                             -----------------------------------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Christopher Cox is true, complete and correct.

Dated:  January 22, 2001


                             CHRISTOPHER COX


                             /s/Christopher Cox
                             ---------------------------------------